EXHIBIT 99.1

GLG Life Tech Corporation Announces Five-Year Global High-Purity Rebaudioside C Supply Agreement With International Flavors & Fragances

VANCOUVER, British Columbia, Nov. 30, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all-natural and zero-calorie food and beverage products, is pleased to announce the signing of a renewable five-year product supply agreement with International Flavors & Fragrances Inc. ("IFF") for high-purity Rebaudioside C ("Reb C") extracts.

IFF is a global leader in the creation of flavors and fragrances used in a wide variety of consumer products and packaged goods. The signing of the exclusive product supply agreement by GLG and IFF jointly leverages each company's strengths to pursue exploration and commercialization of Reb C, one of the eleven primary glycosides in the stevia leaf. Reb C has demonstrated its proficiency as a flavour modulator in food and beverage formulations and is expected to provide an exciting market opportunity for the companies.

The Company's Chairman and CEO, Dr. Luke Zhang, commented, "Our leading capabilities in the separation of steviol glycosides, production quality, and scale, coupled with IFF's global strengths in innovative and advanced flavour systems for high purity Reb C, make this an exciting global opportunity for GLG. We are pleased to be working with International Flavors & Fragrances to help develop the market for high purity Reb C."

Mark Dewis, Vice President R&D, Flavors for IFF, said, "Commercialization of Reb C marks another step forward in the evolution and development of IFF flavor solutions. This technology will play an important role in supporting healthy and great-tasting flavors for our customers. I am delighted with the dedicated efforts of GLG and IFF in the commercialization of this technology and look forward to making it a success."

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About International Flavors & Fragrances Inc.

International Flavors & Fragrances Inc. (NYSE:IFF) is a leading global creator of flavors and fragrances used in a wide variety of consumer products. Consumers experience these unique scents and tastes in fine fragrances and beauty care, detergents and household goods, as well as beverages, confectionery and food products.  The Company leverages its competitive advantages of consumer insight, research and development, creative expertise, and customer intimacy to provide customers with innovative and differentiated product offerings. A member of the S&P 500 Index, IFF has more than 5,500 employees working in 33 countries worldwide. For more information, please visit our website at www.iff.com.

Forward-looking statements:

This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com